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                            April 19, 2022

       Ken Rizvi
       Chief Financial Officer
       SMART Global Holdings, Inc.
       c/o Maples Corporate Services Limited
       P.O. Box 309
       Grand Cayman, Cayman Islands KY1-1104

                                                        Re: SMART Global
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended August 27, 2021
                                                            Filed October 25,
2021
                                                            File No. 001-38102

       Dear Mr. Rizvi:

              We have reviewed your April 8, 2022 response to our comment letter and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended August31, 2021

       Revenue and Customer Contract Balances, page 86

   1. We note from your disclosure that you disaggregate revenue by segment and geography and by product and
service revenue. However, we note that in the quarterly earnings calls, you disclose
revenue by end market. For example, in the earnings call for the quarter ended February
26, 2022, you disclose that net sales by end market for the second quarter of 2022 was as
follows: mobile and PCs was 23%; network and telecom, 11%;
                                                        servers and storage,
15%; AI, data analytics and machine learning, 12%; advanced
                                                        lighting, 24%; and
industrial, defense and other, 15%. Please revise your notes to the financial statements in
future filings to include this additional disaggregated revenue information as
instructed in the guidance in ASC 606-10-55-89 through 91, or explain why you do not believe
such disclosure is necessary.
 Ken Rizvi
FirstName   LastNameKen
SMART Global     Holdings,Rizvi
                           Inc.
Comapany
April       NameSMART Global Holdings, Inc.
       19, 2022
April 219, 2022 Page 2
Page
FirstName LastName
       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Claire
Erlanger, Senior Staff Accountant, at 202-551-3301 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing